

Westlake Brewing Company
(the "Company")
a Texas Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS





RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Westlake Brewing Company Management

We have reviewed the accompanying financial statements of Westlake Brewing Company (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
October 27, 2025

WESTLAKE BREWING COMPANY
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	12,116	13,780
Accounts Receivable		-	471
Inventory		12,096	14,421
Other Current Assets		382	1,428
Total Current Assets		24,593	30,100
Non-Current Assets:			
Fixed Assets - Net	$	365,542	476,061
Intangible Assets - Net		546	624
Right of Use Asset		449,566	542,061
Total Non-Current Assets		815,654	1,018,747
TOTAL ASSETS	$	840,247	1,048,846
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	-	3,278
Accrued Expenses		121,130	131,883
Loan Payable - Current		68,127	69,490
Lease Liability - Short Term		115,857	100,585
Other Current Liabilities		12,867	12,703
Total Current Liabilities	$	317,980	317,938
Non-Current Liabilities:			
Loans Payable - Non Current	$	377,972	445,640
Lease Liability - Long Term		427,217	543,074
Total Non-Current Liabilities	$	805,190	988,715
TOTAL LIABILITIES		1,123,170	1,306,653
EQUITY			
Common Stock	$	-	-
Additional Paid-In Capital		1,839,103	1,589,353
Accumulated Deficit		(2,122,026)	(1,847,159)
TOTAL EQUITY	$	(282,923)	(257,806)
TOTAL LIABILITIES AND EQUITY	$	840,247	1,048,846

See Accompanying Notes to these Unaudited Financial Statements

WESTLAKE BREWING COMPANY
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Sales Revenue	$	414,362	445,419
Cost of Goods Sold		(87,545)	(95,668)
Gross Profit	$	326,817	349,751
Operating Expenses			
General and Administrative	$	184,804	235,119
Advertising & Marketing		34,620	35,619
Operating Lease Expense		106,157	106,157
Payroll Expenses		110,379	140,489
Depreciation		110,519	113,006
Amortization		78	78
Total Operating Expenses		**546,557**	**630,468**
Total Loss from Operations	$	**(219,740)**	**(280,717)**
Other Income (Expense)			
Other Income	$	383	-
Interest Expense		(63,924)	(58,917)
Total Other Income (Expense)		**(63,541)**	**(58,917)**
Net Income (Loss)	$	**(283,281)**	**(339,634)**

See Accompanying Notes to these Unaudited Financial Statements

WESTLAKE BREWING COMPANY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | | Retained Earnings | Total Shareholders' |
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/23	4,140	-	1,352,353	(1,507,611)	(155,258)
Additional Paid-in Capital	-	-	237,000	-	237,000
Prior Period Adjustment	-	-	-	86	86
Net income (loss)	-	-	-	(339,634)	(339,634)
Ending balance at 12/31/23	4,140	-	1,589,353	(1,847,159)	(257,806)
Additional Paid-in Capital	-	-	249,750	-	249,750
Prior Period Adjustment	-	-	-	8,415	8,415
Net income (loss)	-	-	-	(283,281)	(283,281)
Ending balance at 12/31/24	4,140	-	1,839,103	(2,122,026)	(282,923)

See Accompanying Notes to these Unaudited Financial Statements

WESTLAKE BREWING COMPANY
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(283,281)	(339,634)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustment		8,415	86
Depreciation		110,519	113,006
Amortization		78	78
Accounts Receivable		471	(72)
Inventory		2,325	5,767
Other Current Assets		1,046	361
Accounts Payable		(3,278)	3,278
Accrued Expenses		(10,754)	22,282
Other Current Liabilities		164	2,546
Right of Use Asset		92,495	90,406
Lease Liabilities		(100,585)	(85,806)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		100,897	151,933
Net Cash provided by (used in) Operating Activities	$	(182,384)	(187,701)
INVESTING ACTIVITIES			
Fixed Assets - Net	$	-	(2,920)
Net Cash provided by (used in) Investing Activities	$	-	(2,920)
FINANCING ACTIVITIES			
Loans Payable	$	(69,030)	(79,627)
Additional Paid-In Capital		249,750	237,000
Net Cash provided by (used in) Financing Activities	$	180,720	157,373
Cash at the beginning of period		13,780	47,029
Net Cash increase (decrease) for period	$	(1,665)	(33,248)
Cash at end of period	$	12,116	13,780

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Westlake Brewing Company ("the Company") was incorporated in Texas on July 15th, 2015. The Company is engaged in the manufacturing and sale of alcoholic beverages. Its operations are based in Dallas, Texas, where it also operates a taproom that offers food and beverages directly to consumers. In addition to its taproom operations, the Company distributes packaged and kegged beverages to restaurants, bars, and retail establishments. The Company's customer base is located within Texas.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial

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statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $12,116 and $13,780 in cash and cash equivalents as of December 31, 2024 and 2023, respectively.

Accounts Receivable

Accounts receivable are recorded at the original invoice amount and stated at net realizable value, representing the amount expected to be collected. The Company generally delivers products to customers at the time of sale, and payments are typically received within twenty-four (24) hours of delivery. Consequently, the Company is subject to minimal credit risk, and management determined that no allowance for doubtful accounts was necessary as of December 31, 2024 and December 31, 2023.

Inventory

Inventory consisted primarily of raw materials, work-in-process, and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and December 31, 2023 amounted to $12,096 and $14,421, respectively.

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Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Equipment	7	363,302	363,302
Furniture & Fixtures	7	23,734	23,734
Leasehold Improvements	12-15	706,634	706,634
Other Fixed Assets	7	3,028	3,028
Less Accumulated Depreciation		(731,156)	(620,637)
Totals		**365,542**	**476,061**

Intangible Assets – Trademark

The Company follows the guidance of Accounting Standards Codification (ASC) 350, *Intangibles—Goodwill and Other*, in accounting for the cost of acquired intangible asset. On August 25, 2015, the Company acquired a trademark with a cost of $1,200. The trademark was placed in service on September 1, 2016, and is amortized on a straight-line basis over its estimated useful life of fifteen (15) years. As of December 31, 2024 and 2023, the carrying value of the trademark was $546 and $624, respectively.

Amortization expense related to the trademark is recognized in the accompanying financial statements. The Company evaluates the carrying value of the intangible asset whenever events or changes in circumstances indicate that the asset may not be recoverable. No impairment losses were identified or recognized during the periods presented.

Westlake Brewing Company
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily from on-premise sales of food, beverages, and merchandise. Payments are generally collected at the time of service and are processed through the Company's point-of-sale (POS) system. The Company's primary performance obligation is to provide food and beverages for immediate consumption on-premise and for take-out orders intended for off-premise consumption.

The Company also generates revenue through beverage sales to retailers. Payments are generally collected at the time of delivery, in accordance with the State of Texas "cash law" for beer sales, which requires payment to be made immediately or via ACH transfer within 24 hours. The Company's primary performance obligation is to provide canned, bottled, or kegged alcoholic beverages to retail stores and restaurants.

The Company expects to expand its sales channels in the future to include distributors. These transactions will follow standard credit terms and will be accounted for under ASC 606 upon commencement of such sales.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of utilities, insurance, supplies, banking fees, sales and property taxes, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. No provision for income taxes has been recorded in the accompanying financial statements, as management determined that the Company did not generate taxable income for the respective periods. Management has evaluated the Company's tax positions in accordance with the provisions of Accounting Standards Codification ("ASC") 740, Income Taxes, and concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2024 and 2023.

Westlake Brewing Company
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On July 1, 2017, the Company entered into a lease agreement with 2816 Commerce, for building. The term and duration of the lease was for a period of one hundred forty-four (144) months commencing on July 1, 2017 and ending on June 30, 2029.

Shown below is the Company's lease liabilities as of December 31, 2024:

	Year Ending
Lease expense	2024-12
Operating lease expense	106,157
Total	106,157

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	114,246
Weighted-average remaining lease term in years for operating leases	4.5
Weighted-average discount rate for operating leases	2.31%

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Maturity Analysis	Operating
2025-12	126,936
2026-12	126,936
2027-12	126,936
2028-12	126,936
2029-12	63,468
Total undiscounted cash flows	571,212
Less: present value discount	(28,138)
Total lease liabilities	543,074

NOTE 5 – LIABILITIES AND DEBT

In September 2017, the Company entered into a Business Loan Agreement with First National Bank & Trust Company of Ardmore to finance its business operations. The loan amounted to $625,236, bearing interest at 5.25% per the loan agreement, and was secured by substantially all business assets of the Company. The loan matured on September 1, 2023. On the same date, the Company executed a Change in Terms Agreement to extend the maturity of the remaining principal balance of $353,500. The renewed loan bears an interest rate of 8.75% per annum and is payable in 65 monthly installments beginning October 1, 2023, with a final payment due on March 1, 2029. All other terms and conditions of the original agreement remain the same. As of December 31, 2024 and 2023, the balance of the loan was $276,646 and $331,132, respectively.

In May 2020, the Company entered into an Equipment Finance Agreement to finance the acquisition of brewing equipment amounting to $53,608. The agreement required forty-eight (48) monthly payments of $1,324, including interest. The equipment serves as the collateral for the loan. The loan bears an effective interest rate of approximately 5.5% per annum and matures in May 2024. The loan had an outstanding balance of $6,701 as of December 31, 2023. It was fully settled during 2024 upon maturity.

In June 2020, the Company obtained a $48,700 loan from the U.S. Small Business Administration (SBA). The loan bears interest at a rate of 3.75% per annum, payable in monthly installments of approximately $238. Payments begin twelve (12) months after the date of the loan agreement. The loan is scheduled to mature thirty (30) years from the date of the loan. In January 2022, the loan agreement was amended to reflect an increase in the loan amount from $48,700 to $159,000. As of December 31, 2024 and 2023, the loan balance was $158,999 and $159,000, respectively.

In March 2022, the Company entered into an Equipment Finance Agreement to finance the acquisition of brewing equipment and a forklift totaling $32,365. The agreement required forty-eight (48) monthly payments of $761, inclusive of interest. The loan bears an effective interest rate of approximately 5.5% per annum and is secured by the related brewing and production equipment. The loan had an outstanding balance of $10,455 and $18,296 as of December 31, 2024 and 2023, respectively.

Debt
Summary

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Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024			For the Year Ended December 2023		
				Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Loan Payable	625,236	5.25%-8.75%	2029	59,352	217,293	276,646	54,390	276,743	331,132
	53,608	5.5%	2024	-	-	-	6,701	-	6,701
	159,000	3.75%	2050	-	158,999	158,999	-	159,000	159,000
	32,365	5.5%	2026	8,775	1,680	10,455	8,399	9,897	18,296
Total				**68,127**	**377,972**	**446,100**	**64,490**	**445,640**	**515,130**

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	68,127
2026	66,439
2027	70,658
2028	77,095
2029	4,782
Thereafter	158,999
Total	**446,100**

NOTE 6 – EQUITY

The Company has authorized 13,750 of common shares without a par value. There were 4,140 shares issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Westlake Brewing Company
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 27, 2025, the date these financial statements were available to be issued.

On August 20, 2025, the Company increased its authorized capital stock to 21,200 shares.